ORCHESTRA BIOMED HOLDINGS, INC.
150 Union Square Drive
New Hope, Pennsylvania 18938

May 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orchestra BioMed Holdings, Inc.
Registration Statement on Form S-3, initially filed on October 10, 2023, as amended
File No. 333-274924

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Orchestra BioMed Holdings, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-274924) of the Company, initially filed with the U.S. Securities and Exchange Commission on October 10, 2023 (as amended, the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on May 9, 2024, or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Yariv Katz of Paul Hastings LLP, by telephone at (212) 318-6393 or by email at yarivkatz@paulhastings.com. The Company hereby authorizes Mr. Katz of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely

ORCHESTRA BIOMED HOLDINGS, INC.

By:	/s/ David P. Hochman
Name:	David P. Hochman
Title:	Chief Executive Officer

cc:	Yariv Katz
Paul Hastings LLP